The information in this preliminary pricing supplement is not complete and may be changed. This preliminary pricing supplement is not an offer to sell these notes and it is not soliciting an offer to buy these notes in any jurisdiction where the offer or sale is not permitted.

Subject to completion dated January 31, 2018.

Preliminary Pricing Supplement No. J791
To the Underlying Supplement dated June 30, 2017,

Product Supplement No. I–B dated June 30, 2017,

Product Supplement No. I–C dated June 30, 2017,

Prospectus Supplement dated June 30, 2017 and

Prospectus dated June 30, 2017

Filed Pursuant to Rule 424(b)(2) Registration Statement No. 333-218604-02 January 31, 2018

Structured Investments

Credit Suisse

$

Contingent Coupon Callable Yield Notes due January 31, 2020

Linked to the Performance of the Lowest Performing of the Russell 2000® Index, the EURO STOXX 50® Index and the SPDR® S&P® Regional Banking ETF

•	The securities, which we refer to as the “notes,” do not guarantee any return of principal at maturity and do not provide for the regular payment of interest.
•	Subject to Early Redemption, if a Coupon Barrier Event does not occur on an Observation Date, we will pay a contingent coupon of $8.7917 per $1,000 principal amount of notes on the immediately following Contingent Coupon Payment Date. If a Coupon Barrier Event occurs, no contingent coupon will be paid on the immediately following Contingent Coupon Payment Date. Contingent coupons should not be viewed as ordinary periodic interest payments.
•	We may redeem the notes, in whole but not in part, on any Contingent Coupon Payment Date scheduled to occur on or after March 5, 2018 but prior to the Maturity Date. No contingent coupons will be payable following an Early Redemption.
•	Investors should be willing to (i) forgo dividends and the potential to participate in any appreciation of any Underlying and (ii) lose some or all of their investment if a Knock-In Event has occurred.
•	Senior unsecured obligations of Credit Suisse maturing January 31, 2020. Any payment on the notes is subject to our ability to pay our obligations as they become due.
•	Minimum purchase of $10,000. Minimum denominations of $1,000 and integral multiples of $1,000 in excess thereof.
•	The notes are expected to price on or about January 31, 2018 (the “Pricing Date”) and are expected to settle on or about February 5, 2018 (the “Settlement Date”). Delivery of the notes in book-entry form only will be made through The Depository Trust Company.
•	The notes will not be listed on any exchange.

Investing in the notes involves a number of risks. See “Selected Risk Considerations” beginning on page 7 of this pricing supplement and “Risk Factors” beginning on page PS-3 of any accompanying product supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this pricing supplement or the accompanying underlying supplement, the product supplement, the prospectus supplement and the prospectus. Any representation to the contrary is a criminal offense.

	Price to Public(1)	Underwriting Discounts and Commissions(2)	Proceeds to Issuer
Per security	$1,000	$	$
Total	$	$	$

(1) Certain fiduciary accounts will pay a purchase price of $985 per note, and the placement agents with respect to sales made to such accounts will forgo any fees.

(2) J.P. Morgan Securities LLC, which we refer to as JPMS LLC, and JPMorgan Chase Bank, N.A. will act as placement agents for the notes. The placement agents will forego fees for sales to fiduciary accounts. The total fees represent the amount that the placement agents receive from sales to accounts other than such fiduciary accounts. The placement agents will receive a fee from Credit Suisse or one of our affiliates that will not exceed $15 per $1,000 principal amount of notes.

Credit Suisse currently estimates the value of each $1,000 principal amount of the notes on the Pricing Date will be between $955 and $985 (as determined by reference to our pricing models and the rate we are currently paying to borrow funds through issuance of the notes (our “internal funding rate”)). This range of estimated values reflects terms that are not yet fixed. A single estimated value reflecting final terms will be determined on the Pricing Date. See “Selected Risk Considerations” in this pricing supplement.

The notes are not deposit liabilities and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency of the United States, Switzerland or any other jurisdiction.

J.P. Morgan

Placement Agent

January , 2018

Key Terms

Issuer:	Credit Suisse AG (“Credit Suisse”), acting through its London branch
Underlyings:	The notes are linked to the lowest performing of the Underlyings set forth in the table below. For more information on the Underlyings, see “The Underlyings” herein. Each Underlying is identified in the table below, together with its Bloomberg ticker symbol, Initial Level, Knock-In Level and Coupon Barrier Level:

Underlying	Ticker	Initial Level	Knock-In Level	Coupon Barrier Level
Russell 2000® Index	RTY <Index>	1582.817	1107.972 (Approximately 70% of Initial Level)	1107.972 (Approximately 70% of Initial Level)
EURO STOXX 50® Index	SX5E <Index>	3606.75	2524.73 (Approximately 70% of Initial Level)	2524.73 (Approximately 70% of Initial Level)
SPDR® S&P® Regional Banking ETF	KRE UP <Equity>	$62.31	$43.62 (Approximately 70% of Initial Level)	$43.62 (Approximately 70% of Initial Level)

Contingent Coupons:	Subject to Early Redemption, if a Coupon Barrier Event does not occur, we will pay a contingent coupon of $8.7917 per $1,000 principal amount of notes on the immediately following Contingent Coupon Payment Date. If a Coupon Barrier Event occurs, no contingent coupon will be paid on the immediately following Contingent Coupon Payment Date.
Coupon Barrier Event:	A Coupon Barrier Event will occur if, on any Observation Date, the Observation Level of any Underlying on such Observation Date is less than its Coupon Barrier Level.
Contingent Coupon Payment Dates:	Subject to Early Redemption, unless a Coupon Barrier Event occurs, contingent coupons will be paid on March 5, 2018, April 3, 2018, May 3, 2018, June 4, 2018, July 5, 2018, August 2, 2018, September 5, 2018, October 3, 2018, November 2, 2018, December 5, 2018, January 4, 2019, February 4, 2019, March 5, 2019, April 2, 2019, May 2, 2019, May 31, 2019, July 3, 2019, August 1, 2019, September 3, 2019, October 3, 2019, October 31, 2019, December 4, 2019, January 2, 2020 and the Maturity Date, subject to postponement as set forth in any accompanying product supplement under “Description of the Securities—Postponement of calculation dates.” If any Contingent Coupon Payment Date is not a business day, the contingent coupon will be payable on the first following business day, unless that business day falls in the next calendar month, in which case payment will be made on the first preceding business day. The amount of any contingent coupon will not be adjusted in respect of any postponement of a Contingent Coupon Payment Date and no interest or other payment will be payable hereon because of any such postponement of a Contingent Coupon Payment Date. No contingent coupons will be payable following an Early Redemption. Contingent coupons, if any, will be payable on the applicable Contingent Coupon Payment Date to the holder of record at the close of business on the business day immediately preceding the applicable Contingent Coupon Payment Date, provided that the contingent coupon payable on the Early Redemption Date or Maturity Date, as applicable, will be payable to the person to whom the Early Redemption Amount or the Redemption Amount, as applicable, is payable.
Redemption Amount:	Subject to Early Redemption, at maturity, the Redemption Amount you will receive will depend on the individual performance of each Underlying and whether a Knock-In Event has occurred. For each $1,000 principal amount of notes, the Redemption Amount will be determined as follows:

•	If a Knock-In Event has occurred, $1,000 multiplied by the sum of one plus the Underlying Return of the Lowest Performing Underlying. In this case, the Redemption Amount will be less than $700 per $1,000 principal amount of notes. You could lose your entire investment.
•	If a Knock-In Event has not occurred, $1,000. Therefore, you will not participate in any appreciation of any Underlying.
Any payment on the notes is subject to our ability to pay our obligations as they become due.

Early Redemption:	The Issuer may redeem the notes in whole, but not in part, on any Contingent Coupon Payment Date scheduled to occur on or after March 5, 2018 but prior to the Maturity Date, upon notice to the trustee on or before the immediately preceding Observation Date for $1,000 for each $1,000 principal amount of the notes (the “Early Redemption Amount”), together with the contingent coupon, if any, payable on that Contingent Coupon Payment Date (the “Early Redemption Date”). No further payments will be made in respect of the notes. Payment will be made in respect of the Early Redemption on the Contingent Coupon Payment Date immediately following the relevant Observation Date. Any payment on the notes is subject to our ability to pay our obligations as they become due.
Knock-In Event:	A Knock-In Event will occur if the Final Level of any Underlying is less than its Knock-In Level.
Lowest Performing Underlying:	The Underlying with the lowest Underlying Return.
Underlying Return:	For each Underlying, the lesser of (i) zero and (ii) an amount calculated as follows:

Underlying Return:	For each Underlying, the lesser of (i) zero and (ii) an amount calculated as follows:
Final Level − Initial Level Initial Level

Observation Level:	For the Observation Dates scheduled to occur on February 28, 2018, March 28, 2018, April 30, 2018, May 30, 2018, June 29, 2018, July 30, 2018, August 30, 2018, September 28, 2018, October 30, 2018, November 30, 2018, December 31, 2018, January 30, 2019, February 28, 2019, March 28, 2019, April 29, 2019, May 28, 2019, June 28, 2019, July 29, 2019, August 28, 2019, September 30, 2019, October 28, 2019, November 29, 2019 and December 27, 2019, the Observation Level of each Underlying will equal the closing level of such Underlying on such Observation Date. For the Final Valuation Date, the Observation Level of each Underlying will equal the Final Level of such Underlying.
Initial Level:	For each Underlying, the closing level of such Underlying on the Strike Date, as set forth in the table above.
Final Level:	For each Underlying, the arithmetic average of the closing levels of such Underlying on each of the five Valuation Dates.
Observation Dates:	February 28, 2018, March 28, 2018, April 30, 2018, May 30, 2018, June 29, 2018, July 30, 2018, August 30, 2018, September 28, 2018, October 30, 2018, November 30, 2018, December 31, 2018, January 30, 2019, February 28, 2019, March 28, 2019, April 29, 2019, May 28, 2019, June 28, 2019, July 29, 2019, August 28, 2019, September 30, 2019, October 28, 2019, November 29, 2019, December 27, 2019 and the Final Valuation Date, subject to postponement as set forth in any accompanying product supplement under “Description of the Securities—Postponement of calculation dates.”
Strike Date:	January 30, 2018
Valuation Dates:	January 22, 2020, January 23, 2020, January 24, 2020, January 27, 2020 and January 28, 2020 (each, a “Valuation Date,” and January 28, 2020, the “Final Valuation Date”), subject to postponement as set forth in any accompanying product supplement under “Description of the Securities—Postponement of calculation dates” or if any Valuation Date is postponed because it is not a trading day. If any Valuation Date is not a trading day for any Underlying, then each Valuation Date for such Underlying scheduled to occur on consecutive trading days following such scheduled Valuation Date, if any, will be postponed by the corresponding number of trading days by which such scheduled Valuation Date is postponed.
Maturity Date:	January 31, 2020, subject to postponement as set forth in any accompanying product supplement under “Description of the Securities—Postponement of calculation dates” or if the Final Valuation Date is postponed for any reason. If the Maturity Date is not a business day, the Redemption Amount will be payable on the first following business day, unless that business day falls in the next calendar month, in which case payment will be made on the first preceding business day.
CUSIP:	22550WCU9

 You may revoke your offer to purchase the notes at any time prior to the time at which we accept such offer on the date the notes are priced. We reserve the right to change the terms of, or reject any offer to purchase the notes prior to their issuance. In the event of any changes to the terms of the notes, we will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes in which case we may reject your offer to purchase.

Additional Terms Specific to the Notes

You should read this pricing supplement together with the underlying supplement dated June 30, 2017, Product Supplement No. I–B dated June 30, 2017, Product Supplement No. I–C dated June 30, 2017 and the prospectus supplement dated June 30, 2017 and the prospectus dated June 30, 2017, relating to our Medium-Term Notes of which these notes are a part. You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

•	Underlying Supplement dated June 30, 2017:

http://www.sec.gov/Archives/edgar/data/1053092/000095010317006313/dp77765_424b2-undsupp.htm

•	Product Supplement No. I–B dated June 30, 2017:

http://www.sec.gov/Archives/edgar/data/1053092/000095010317006316/dp77781_424b2-ib.htm

•	Product Supplement No. I–C dated June 30, 2017: http://www.sec.gov/Archives/edgar/data/1053092/000095010317006317/dp77785_424b2-ic.htm

•	Prospectus Supplement and Prospectus dated June 30, 2017:

http://www.sec.gov/Archives/edgar/data/1053092/000104746917004364/a2232566z424b2.htm

In the event the terms of the notes described in this pricing supplement differ from, or are inconsistent with, the terms described in the underlying supplement, any product supplement, the prospectus supplement or prospectus, the terms described in this pricing supplement will control.

Our Central Index Key, or CIK, on the SEC website is 1053092. As used in this pricing supplement, “we,” “us,” or “our” refers to Credit Suisse.

This pricing supplement, together with the documents listed above, contains the terms of the notes and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, fact sheets, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours. We may, without the consent of the registered holder of the notes and the owner of any beneficial interest in the notes, amend the notes to conform to its terms as set forth in this pricing supplement and the documents listed above, and the trustee is authorized to enter into any such amendment without any such consent. You should carefully consider, among other things, the matters set forth in “Selected Risk Considerations” in this pricing supplement and “Risk Factors” in any accompanying product supplement, “Foreign Currency Risks” in the accompanying prospectus, and any risk factors we describe in the combined Annual Report on Form 20-F of Credit Suisse Group AG and us incorporated by reference therein, and any additional risk factors we describe in future filings we make with the SEC under the Securities Exchange Act of 1934, as amended, as the notes involve risks not associated with conventional debt securities. You should consult your investment, legal, tax, accounting and other advisors before deciding to invest in the notes.

Hypothetical Redemption Amounts and Total Payments on the Notes

The tables and examples below illustrate, for a $1,000 investment in the notes, hypothetical Redemption Amounts payable at maturity for a hypothetical range of Underlying Returns of the Lowest Performing Underlying and, in the case of Table 2, total contingent coupons payable over the term of the notes, which will depend on the number of Coupon Barrier Events that have occurred over the term of the notes. The tables and examples below assume that (i) if a Coupon Barrier Event does not occur on an Observation Date, a contingent coupon of $8.7917 per $1,000 principal amount of notes will be paid on the immediately following Contingent Coupon Payment Date, (ii) the notes are not redeemed prior to maturity, (iii) the term of the notes is two years and (iv) the Knock-In Level for each Underlying is 70% of the Initial Level of such Underlying. The actual contingent coupon and Knock-In Levels are set forth in “Key Terms” herein. The examples are intended to illustrate hypothetical calculations of only the Redemption Amount and do not illustrate the calculation or payment of any individual contingent coupon.

The hypothetical Redemption Amounts and total contingent coupons set forth below are for illustrative purposes only. The actual Redemption Amount and total contingent coupons applicable to a purchaser of the notes will depend on the number of Coupon Barrier Events that have occurred over the term of the notes, whether a Knock-In Event has occurred and on the Final Level of the Lowest Performing Underlying. It is not possible to predict when and how many Coupon Barrier Events will occur, if any, or whether a Knock-In Event will occur and, in the event that there is a Knock-In Event, by how much the level of the Lowest Performing Underlying has decreased from its Initial Level to its Final Level. You will not participate in any appreciation in the Underlyings. You should consider carefully whether the notes are suitable to your investment goals. Any payment on the notes is subject to our ability to pay our obligations as they become due. The numbers appearing in the tables and examples below have been rounded for ease of analysis.

TABLE 1: Hypothetical Redemption Amounts

Percentage Change from the Initial Level to the Final Level of the Lowest Performing Underlying	Underlying Return of the Lowest Performing Underlying	Redemption Amount (excluding contingent coupons, if any)	Total Contingent Coupons
100%	0%	$1,000	(See table below)
90%	0%	$1,000
80%	0%	$1,000
70%	0%	$1,000
60%	0%	$1,000
50%	0%	$1,000
40%	0%	$1,000
30%	0%	$1,000
20%	0%	$1,000
10%	0%	$1,000
0%	0%	$1,000
−10%	−10%	$1,000
−20%	−20%	$1,000
−30%	−30%	$1,000
−31%	−31%	$690
−40%	−40%	$600
−50%	−50%	$500
−60%	−60%	$400
−70%	−70%	$300
−80%	−80%	$200
−90%	−90%	$100
−100%	−100%	$0

TABLE 2: The expected total contingent coupons will depend on how many Coupon Barrier Events occur.

Number of Coupon Barrier Events	Total Contingent Coupons
A Coupon Barrier Event does not occur on any Observation Date	$211.0008
A Coupon Barrier Event occurs on 1 Observation Date	$202.2091
A Coupon Barrier Event occurs on 2 Observation Dates	$193.4174
A Coupon Barrier Event occurs on 3 Observation Dates	$184.6257
A Coupon Barrier Event occurs on 4 Observation Dates	$175.834
A Coupon Barrier Event occurs on 5 Observation Dates	$167.0423
A Coupon Barrier Event occurs on 6 Observation Dates	$158.2506
A Coupon Barrier Event occurs on 7 Observation Dates	$149.4589
A Coupon Barrier Event occurs on 8 Observation Dates	$140.6672
A Coupon Barrier Event occurs on 9 Observation Dates	$131.8755
A Coupon Barrier Event occurs on 10 Observation Dates	$123.0838
A Coupon Barrier Event occurs on 11 Observation Date	$114.2921
A Coupon Barrier Event occurs on 12 Observation Dates	$105.5004
A Coupon Barrier Event occurs on 13 Observation Dates	$96.7087
A Coupon Barrier Event occurs on 14 Observation Dates	$87.9170
A Coupon Barrier Event occurs on 15 Observation Dates	$79.1253
A Coupon Barrier Event occurs on 16 Observation Dates	$70.3336
A Coupon Barrier Event occurs on 17 Observation Dates	$61.5419
A Coupon Barrier Event occurs on 18 Observation Dates	$52.7502
A Coupon Barrier Event occurs on 19 Observation Dates	$43.9585
A Coupon Barrier Event occurs on 20 Observation Dates	$35.1668
A Coupon Barrier Event occurs on 21 Observation Date	$26.3751
A Coupon Barrier Event occurs on 22 Observation Dates	$17.5834
A Coupon Barrier Event occurs on 23 Observation Date	$8.7917
A Coupon Barrier Event occurs on 24 Observation Date	$0

The total payment on the notes will be equal to the Redemption Amount applicable to an investor plus the total contingent coupons payable on the notes.

The following examples illustrate how the Redemption Amount is calculated.

Example 1: The Final Level of an Underlying is less than its Knock-In Level.

Underlying	Final Level
RTY	110% of Initial Level
SX5E	40% of Initial Level
KRE	110% of Initial Level

Since the Final Level of SX5E is less than its Knock-In Level, a Knock-In Event has occurred. SX5E is also the Lowest Performing Underlying.

Therefore, the Redemption Amount is determined as follows:

Underlying Return of the Lowest Performing Underlying	=	the lesser of (i) zero and (ii) (Final Level - Initial Level) / Initial Level
	=	the lesser of (i) zero and (ii) −60%
	=	−60%
Redemption Amount	=	$1,000 × (1 + Underlying Return of the Lowest Performing Underlying)
	=	$1,000 × 0.40
	=	$400

Even though the Final Levels of RTY and KRE are above their respective Initial Levels, you will not benefit from any appreciation of any Underlying and you will be exposed to the depreciation in the Lowest Performing Underlying.

Example 2: The Final Level of each Underlying is less than its Initial Level but equal to or greater than its Knock-In Level.

Underlying	Final Level
RTY	80% of Initial Level
SX5E	80% of Initial Level
KRE	90% of Initial Level

Even though the Final Level of each Underlying is below its Initial Level, since the Final Level of each Underlying is not less than its Knock-In Level, a Knock-In Event has not occurred.

Therefore, the Redemption Amount equals $1,000.

Example 3: The Final Level of each Underlying is equal to or greater than its Initial Level.

Underlying	Final Level
RTY	110% of Initial Level
SX5E	110% of Initial Level
KRE	110% of Initial Level

Since the Final Level of each Underlying is not less than its Knock-In Level, a Knock-In Event has not occurred.

Therefore, the Redemption Amount equals $1,000. Even though the Final Level of each Underlying is greater than its respective Initial Level, you will not participate in the appreciation of any Underlying.

Selected Risk Considerations

An investment in the notes involves significant risks. Investing in the notes is not equivalent to investing directly in the Underlyings. These risks are explained in more detail in the “Risk Factors” section of any accompanying product supplement.

•	YOU MAY RECEIVE LESS THAN THE PRINCIPAL AMOUNT AT MATURITY — You may receive less at maturity than you originally invested in the notes, or you may receive nothing, excluding contingent coupons, if any. If the Final Level of any Underlying is less than its Knock-In Level, you will be fully exposed to any depreciation in the Lowest Performing Underlying. In this case, the Redemption Amount you will receive will be less than the principal amount of the notes, and you could lose your entire investment. It is not possible to predict whether a Knock-In Event will occur, and in the event that there is a Knock-In Event, by how much the level of the Lowest Performing Underlying has decreased from its Initial Level to its Final Level. Any payment on the notes is subject to our ability to pay our obligations as they become due.

•	REGARDLESS OF THE AMOUNT OF ANY PAYMENT YOU RECEIVE ON THE NOTES, YOUR ACTUAL YIELD MAY BE DIFFERENT IN REAL VALUE TERMS — Inflation may cause the real value of any payment you receive on the notes to be less at maturity than it is at the time you invest. An investment in the notes also represents a forgone opportunity to invest in an alternative asset that generates a higher real return. You should carefully consider whether an investment that may result in a return that is lower than the return on alternative investments is appropriate for you.

•	THE NOTES DO NOT PROVIDE FOR REGULAR FIXED INTEREST PAYMENTS — Unlike conventional debt securities, the notes do not provide for regular fixed interest payments. The number of contingent coupons you receive over the term of the notes, if any, will depend on the performance of the Underlyings during the term of the notes and the number of Coupon Barrier Events that occur. Contingent coupons should not be viewed as ordinary periodic interest payments. If a Coupon Barrier Event occurs on an Observation Date, you will not receive a contingent coupon on the Contingent Coupon Payment Date immediately following such Observation Date. Accordingly, if a Coupon Barrier Event occurs on every Observation Date, you will not receive any contingent coupons during the term of the notes. Thus, the notes are not a suitable investment for investors who require regular fixed income payments, since the number of contingent coupons is variable and may be zero.

In addition, if rates generally increase over the term of the notes, it is more likely that the contingent coupon, if any, could be less than the yield one might receive based on market rates at that time. This would have the further effect of decreasing the value of your notes both nominally in terms of below-market coupons and in real value terms. Furthermore, it is possible that you will not receive some or all of the contingent coupons over the term of the notes, and still lose your principal amount. Even if you do receive some or all of your principal amount at maturity, you will not be compensated for the time value of money. These notes are not short-term investments, so you should carefully consider these risks before investing.

•	MORE FAVORABLE TERMS TO YOU ARE GENERALLY ASSOCIATED WITH AN UNDERLYING WITH GREATER EXPECTED VOLATILITY AND THEREFORE CAN INDICATE A GREATER RISK OF LOSS — “Volatility” refers to the frequency and magnitude of changes in the level of an Underlying. The greater the expected volatility with respect to an Underlying on the Strike Date, the higher the expectation as of the Strike Date that (i) a Coupon Barrier Event could occur or (ii) the Final Level of such Underlying could be less than its Knock-In Level, indicating a higher expected risk of loss on the notes. This greater expected risk will generally be reflected in a higher contingent coupon than the yield payable on our conventional debt securities with a similar maturity, or in more favorable terms (such as lower Coupon Barrier Levels or Knock-In Levels) than for similar notes linked to the performance of an Underlying with a lower expected volatility as of the Strike Date. You should therefore understand that a relatively higher contingent coupon may indicate an increased risk of loss. Further, relatively lower Coupon Barrier Levels or Knock-In Levels may not necessarily indicate that you will receive a contingent coupon on any Contingent Coupon Payment Date or that the notes have a greater likelihood of a return of principal at maturity. The volatility of any Underlying can change significantly over the term of the notes. The levels of the Underlyings for your notes could fall sharply, which could result in a significant loss of principal. You should be willing to accept the downside market risk of the Underlyings and the potential to lose a significant amount of your principal at maturity.

•	THE NOTES ARE SUBJECT TO A POTENTIAL EARLY REDEMPTION, WHICH EXPOSES YOU TO REINVESTMENT RISK — Market events could affect our decision to redeem the notes. For example, it is more likely that Credit Suisse will redeem the notes prior to the Maturity Date at a time when Credit Suisse believes it will be likely to pay contingent coupons over the term of the notes and could issue a comparable debt security with a lower contingent coupon rate. If we redeem the notes prior to maturity, you may not be able to invest in other notes with a similar level of risk that offer the same contingent coupon rate as the notes.

•	AN EARLY REDEMPTION WOULD LIMIT YOUR OPPORTUNITY TO BE PAID CONTINGENT COUPONS OVER THE FULL TERM OF THE NOTES — The notes are subject to a potential Early Redemption on any Contingent Coupon Payment Date scheduled to occur on or after March 5, 2018 but prior to the Maturity Date, upon notice to the trustee on or before the immediately preceding Observation Date. If the notes are redeemed prior to the Maturity Date, you will receive a cash payment equal to the principal amount of your notes and the contingent coupon payable, if any, on that Contingent Coupon Payment Date, and no further payments will be made in respect of the notes. In this case, you will lose the opportunity to continue to be paid contingent coupons from the date of Early Redemption to the scheduled Maturity Date.

•	AT MATURITY OR UPON EARLY REDEMPTION, THE NOTES WILL NOT PAY MORE THAN THE PRINCIPAL AMOUNT PLUS THE FINAL CONTINGENT COUPON, IF ANY — At maturity or upon Early Redemption, the notes will not pay more than the principal amount plus the final contingent coupon, if any, regardless of the performance of any Underlying. Even if the Final Level of each Underlying is greater than its respective Initial Level, you will not participate in the appreciation of any Underlying. The maximum amount payable with respect to the notes (excluding contingent coupons, if any) is $1,000 for each $1,000 principal amount of the notes.

•	THE NOTES ARE SUBJECT TO THE CREDIT RISK OF CREDIT SUISSE — Investors are dependent on our ability to pay all amounts due on the notes and, therefore, if we were to default on our obligations, you may not receive any amounts owed to you under the notes. In addition, any decline in our credit ratings, any adverse changes in the market’s view of our creditworthiness or any increase in our credit spreads is likely to adversely affect the value of the notes prior to maturity.

•	THE AVERAGING CONVENTION USED TO CALCULATE THE FINAL LEVEL COULD REDUCE THE REDEMPTION AMOUNT AND CONTINGENT COUPONS — Your investment in the notes may not perform as well as an investment in an instrument that measures the point-to-point performance of the Lowest Performing Underlying from the Pricing Date to the Final Valuation Date. For example, if the closing level of the Lowest Performing Underlying on the first four Valuation Dates is lower than the closing level of such Underlying on the Final Valuation Date and a Knock-In Event has occurred, you will receive less at maturity than you would have received had the notes measured the point-to-point performance of such Underlying from the Pricing Date to the Final Valuation Date.

The averaging convention may also affect whether you receive a contingent coupon on the Maturity Date. Because the Observation Level of each Underlying for the Final Valuation Date will equal its Final Level (which is the arithmetic average of its closing levels on each of the five Valuation Dates), it is possible that such Observation Levels could be less than the Observation Levels would have been had they been measured on a single day. As a result, a Coupon Barrier Event could occur under circumstances where one would not have occurred had the Observation Levels for the Final Valuation Date been measured on a single day.

•	YOU WILL BE SUBJECT TO RISKS RELATING TO THE RELATIONSHIP BETWEEN THE UNDERLYINGS — The notes are linked to the individual performance of each Underlying. As such, the notes will perform poorly if only one of the Underlyings performs poorly. For example, if one Underlying appreciates from its Initial Level to its Final Level, but the Final Level of the Lowest Performing Underlying is less than its Knock-In Level, you will be exposed to the depreciation of the Lowest Performing Underlying and you will not benefit from the performance of any other Underlying.

Each additional Underlying to which the notes are linked increases the risk that the notes will perform poorly. By investing in the notes, you assume the risk that (i) the Final Level of at least one of the Underlyings will be less than its Knock-In Level and (ii) a Coupon Barrier Event occurs with respect to at least one of the Underlyings on one or more Observation Dates, regardless of the performance of any other Underlying.

It is impossible to predict the relationship between the Underlyings. If the performances of the Underlyings exhibit no relationship to each other, it is more likely that one of the Underlyings will cause the notes to perform poorly. However, if the performances of the equity securities included in each Underlying are related such that the performances of the Underlyings are correlated, then there is less likelihood that only one Underlying will cause the notes to perform poorly. Furthermore, to the extent that each Underlying represents a different market segment or market sector, the risk of one Underlying performing poorly is greater. As a result, you are not only taking market risk on each Underlying, you are also taking a risk relating to the relationship among the Underlyings.

•	THE NOTES ARE LINKED TO THE RUSSELL 2000® INDEX AND ARE SUBJECT TO THE RISKS ASSOCIATED WITH SMALL-CAPITALIZATION COMPANIES — The Russell 2000® Index is composed of equity securities issued by companies with relatively small market capitalization. These equity securities often have greater stock price volatility, lower trading volume and less liquidity than the equity securities of large-capitalization companies, and are more vulnerable to adverse business and economic developments than those of large-capitalization companies. In addition, small-capitalization companies are typically less established and less stable financially than large-capitalization companies. These companies may depend on a small number of key personnel, making them more vulnerable to loss of personnel. Such companies tend to have smaller revenues, less diverse product lines, smaller shares of their product or service markets, fewer financial resources and less competitive strengths than large-capitalization companies and are more susceptible to adverse developments related to their products. Therefore, the Russell 2000® Index may be more volatile than it would be if it were composed of equity securities issued by large-capitalization companies.

•	FOREIGN SECURITIES MARKETS RISK — Some or all of the assets included in the EURO STOXX 50® Index are issued by foreign companies and trade in foreign securities markets. Investments in the notes therefore involve risks associated with the securities markets in those countries, including risks of volatility in those markets, government intervention in those markets and cross shareholdings in companies in certain countries. Also, foreign companies are generally subject to accounting, auditing and financial reporting standards and requirements and securities trading rules different from those applicable to U.S. reporting companies. The equity securities included in the EURO STOXX 50® Index may be more volatile than domestic equity securities and may be subject to different political, market, economic, exchange rate, regulatory and other risks, including changes in foreign governments, economic and fiscal policies, currency exchange laws or other laws or restrictions. Moreover, the economies of foreign countries may differ favorably or unfavorably from the economy of the United States in such respects as growth of gross national product, rate of inflation, capital reinvestment, resources and self-sufficiency. These factors may adversely affect the values of the equity securities included in the EURO STOXX 50® Index, and therefore the performance of the Underlyings and the value of the notes.

•	THE CLOSING LEVEL OF THE EURO STOXX 50® INDEX WILL NOT BE ADJUSTED FOR CHANGES IN EXCHANGE RATES RELATIVE TO THE U.S. DOLLAR EVEN THOUGH THE EQUITY SECURITIES INCLUDED IN THE EURO STOXX 50® INDEX ARE TRADED IN A FOREIGN CURRENCY AND THE NOTES ARE DENOMINATED IN U.S. DOLLARS — The value of your securities will not be adjusted for exchange rate fluctuations between the U.S. dollar and the currencies in which the equity securities included in the EURO STOXX 50® Index are based. Therefore, if the applicable currencies appreciate or depreciate relative to the U.S. dollar over the term of the notes, you will not receive any additional payment or incur any reduction in your return, if any, at maturity.

•	THERE ARE RISKS ASSOCIATED WITH THE SPDR® S&P® REGIONAL BANKING ETF — Although shares of the SPDR® S&P® Regional Banking ETF (the “Reference Fund”) are listed for trading on a national securities exchange and a number of similar products have been traded on various national securities exchanges for varying periods of time, there is no assurance that an active trading market will continue for the shares of the Reference Fund or that there will be liquidity in the trading market. The Reference Fund is subject to management risk, which is the risk that the Reference Fund’s investment strategy, the implementation of which is subject to a number of constraints, may not produce the intended results. Pursuant to the Reference Fund's investment strategy or otherwise, its investment advisor may add, delete or substitute the assets held by the Reference Fund. Any of these actions could adversely affect the price of the shares of the Reference Fund and consequently the value of the notes. For additional information on the Reference Fund, see “The Underlyings— The SPDR® S&P® Regional Banking ETF” herein.

•	THE PERFORMANCE AND MARKET VALUE OF THE REFERENCE FUND, PARTICULARLY DURING PERIODS OF MARKET VOLATILITY, MAY NOT CORRELATE TO THE PERFORMANCE OF THE TRACKED INDEX — The Reference Fund will generally invest in all of the equity securities included in the index tracked by the Underlying (the “Tracked Index”) but may not fully replicate the Tracked Index. There may be instances where the investment advisor for the Reference Fund may choose to overweight a stock in the Tracked Index, purchase securities not included in the Tracked Index that such investment advisor believes are appropriate to substitute for a security included in the Tracked Index or utilize various combinations of other available investment techniques. In addition, the performance of the Reference Fund will reflect additional transaction costs and fees that are not included in the calculation of the Tracked Index. Finally, because the shares of the Reference Fund are traded on a national securities exchange and are subject to market supply and investor demand, the market value of one share of the Reference Fund may differ from the net asset value per share of the Reference Fund.

During periods of market volatility, securities held by the Reference Fund may be unavailable in the secondary market, market participants may be unable to calculate accurately the net asset value per share of the Reference Fund and the liquidity of the Reference Fund may be adversely affected. This kind of market volatility may also disrupt the ability of market participants to create and redeem shares in the Reference Fund. Further, market volatility may adversely affect, sometimes materially, the prices at which market participants are willing to buy and sell shares of the Reference Fund. As a result, under these circumstances, the market value of shares of the Reference Fund may vary substantially from the net asset value per share of the Reference Fund. For these reasons, the performance of the Reference Fund may not correlate with the performance of the Tracked Index. For additional information on the Reference Fund, see “The Underlyings— The SPDR® S&P® Regional Banking ETF” herein.

•	THE STOCKS INCLUDED IN THE REFERENCE FUND ARE CONCENTRATED IN ONE PARTICULAR SECTOR— All of the stocks included in the Reference Fund are issued by companies in a single sector. As a result, the stocks that will determine the performance of the Reference Fund are concentrated in a single sector. Although an investment in the notes will not give holders any ownership or other direct interests in the stocks held by the Reference Fund, the return on an investment in the notes will be subject to certain risks associated with a direct equity investment in companies in a single sector. Accordingly, by investing in the notes, you will not benefit from the diversification which could result from an investment linked to companies that operate in a broader range of sectors.

•	HEDGING AND TRADING ACTIVITY — We, any dealer or any of our or their respective affiliates may carry out hedging activities related to the notes, including in the Reference Fund or instruments related to the Underlyings. We, any dealer or our or their respective affiliates may also trade in the Reference Fund or instruments related to the Underlyings from time to time. Any of these hedging or trading activities on or prior to the Strike Date and during the term of the notes could adversely affect our payment to you at maturity.

•	THE ESTIMATED VALUE OF THE NOTES ON THE PRICING DATE MAY BE LESS THAN THE PRICE TO PUBLIC — The initial estimated value of your notes on the Pricing Date (as determined by reference to our pricing models and our internal funding rate) may be significantly less than the original Price to Public. The Price to Public of the notes includes any discounts or commissions as well as transaction costs such as expenses incurred to create, document and market the notes and the cost of hedging our risks as issuer of the notes through one or more of our affiliates (which includes a projected profit). These costs will be effectively borne by you as an investor in the notes. These amounts will be retained by Credit Suisse or our affiliates in connection with our structuring and offering of the notes (except to the extent discounts or commissions are reallowed to other broker-dealers or any costs are paid to third parties).

On the Pricing Date, we value the components of the notes in accordance with our pricing models. These include a fixed income component valued using our internal funding rate, and individual option components valued using mid-market pricing. As such, the payout on the notes can be replicated using a combination of these components and the value of these components, as determined by us using our pricing models, will impact the terms of the notes at issuance. Our option valuation models are proprietary. Our pricing models take into account factors such as interest rates, volatility and time to maturity of the notes, and they rely in part on certain assumptions about future events, which may prove to be incorrect.

Because Credit Suisse’s pricing models may differ from other issuers’ valuation models, and because funding rates taken into account by other issuers may vary materially from the rates used by Credit Suisse (even among issuers with similar creditworthiness), our estimated value at any time may not be comparable to estimated values of similar securities of other issuers.

•	EFFECT OF INTEREST RATE USED IN STRUCTURING THE NOTES — The internal funding rate we use in structuring notes such as these notes is typically lower than the interest rate that is reflected in the yield on our conventional debt securities of similar maturity in the secondary market (our “secondary market credit spreads”). If on the Strike Date our internal funding rate is lower than our secondary market credit spreads, we expect that the economic terms of the notes will generally be less favorable to you than they would have been if our secondary market credit spread had been used in structuring the notes. We will also use our internal funding rate to determine the price of the notes if we post a bid to repurchase your notes in secondary market transactions. See “—Secondary Market Prices” below.

•	SECONDARY MARKET PRICES — If Credit Suisse (or an affiliate) bids for your notes in secondary market transactions, which we are not obligated to do, the secondary market price (and the value used for account statements or otherwise) may be higher or lower than the Price to Public and the estimated value of the notes on the Pricing Date. The estimated value of the notes on the cover of this pricing supplement does not represent a minimum price at which we would be willing to buy the notes in the secondary market (if any exists) at any time. The secondary market price of your notes at any time cannot be predicted and will reflect the then-current estimated value determined by reference to our pricing models and other factors. These other factors include our internal funding rate, customary bid and ask spreads and other transaction costs, changes in market conditions and any deterioration or improvement in our creditworthiness. In circumstances where our internal funding rate is lower than our secondary market credit spreads, our secondary market bid for your notes could be more favorable than what other dealers might bid because, assuming all else equal, we use the lower internal funding rate to price the notes and other dealers might use the higher secondary market credit spread to price them. Furthermore, assuming no change in market conditions from the Pricing Date, the secondary market price of your notes will be lower than the Price to Public because it will not include any discounts or commissions and hedging and other transaction costs. If you sell your notes to a dealer in a secondary market transaction, the dealer may impose an additional discount or commission, and as a result the price you receive on your notes may be lower than the price at which we may repurchase the notes from such dealer.

We (or an affiliate) may initially post a bid to repurchase the notes from you at a price that will exceed the then-current estimated value of the notes. That higher price reflects our projected profit and costs that were included in the Price to Public, and that higher price may also be initially used for account statements or otherwise. We (or our affiliate) may offer to pay this higher price, for your benefit, but the amount of any excess over the then-current estimated value will be temporary and is expected to decline over a period of approximately three months.

The notes are not designed to be short-term trading instruments and any sale prior to maturity could result in a substantial loss to you. You should be willing and able to hold your notes to maturity.

•	CREDIT SUISSE IS SUBJECT TO SWISS REGULATION — As a Swiss bank, Credit Suisse is subject to regulation by governmental agencies, supervisory authorities and self-regulatory organizations in Switzerland. Such regulation is increasingly more extensive and complex and subjects Credit Suisse to risks. For example, pursuant to Swiss banking laws, the Swiss Financial

Market Supervisory Authority (FINMA) may open resolution proceedings if there are justified concerns that Credit Suisse is over-indebted, has serious liquidity problems or no longer fulfills capital adequacy requirements. FINMA has broad powers and discretion in the case of resolution proceedings, which include the power to convert debt instruments and other liabilities of Credit Suisse into equity and/or cancel such liabilities in whole or in part. If one or more of these measures were imposed, such measures may adversely affect the terms and market value of the notes and/or the ability of Credit Suisse to make payments thereunder and you may not receive any amounts owed to you under the notes.

•	LACK OF LIQUIDITY — The notes will not be listed on any securities exchange. Credit Suisse (or its affiliates) intends to offer to purchase the notes in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes when you wish to do so. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which Credit Suisse (or its affiliates) is willing to buy the notes. If you have to sell your notes prior to maturity, you may not be able to do so or you may have to sell them at a substantial loss.

•	POTENTIAL CONFLICTS — We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent, hedging our obligations under the notes and determining their estimated value. In performing these duties, the economic interests of us and our affiliates are potentially adverse to your interests as an investor in the notes. Further, hedging activities may adversely affect any payment on or the value of the notes. Any profit in connection with such hedging activities will be in addition to any other compensation that we and our affiliates receive for the sale of the notes, which creates an additional incentive to sell the notes to you.

•	UNPREDICTABLE ECONOMIC AND MARKET FACTORS WILL AFFECT THE VALUE OF THE NOTES — The payout on the notes can be replicated using a combination of the components described in “The estimated value of the notes on the Pricing Date may be less than the Price to Public.” Therefore, in addition to the levels of any Underlying, the terms of the notes at issuance and the value of the notes prior to maturity may be influenced by factors that impact the value of fixed income securities and options in general such as:

o	the expected and actual volatility of the Underlyings;

o	the expected and actual correlation, if any, between the Underlyings;

o	the time to maturity of the notes;

o	the dividend rate on the equity securities included in the Underlyings;

o	interest and yield rates in the market generally;

o	investors’ expectations with respect to the rate of inflation;

o	geopolitical conditions and economic, financial, political, regulatory or judicial events that affect the components included in the Underlyings or markets generally and which may affect the levels of the Underlyings; and

o	our creditworthiness, including actual or anticipated downgrades in our credit ratings.

Some or all of these factors may influence the price that you will receive if you choose to sell your notes prior to maturity. The impact of any of the factors set forth above may enhance or offset some or all of any change resulting from another factor or factors.

•	NO OWNERSHIP RIGHTS RELATING TO THE UNDERLYINGS — Your return on the notes will not reflect the return you would realize if you actually owned shares of the Reference Fund or the assets that comprise the Underlyings. The return on your investment is not the same as the total return you would receive based on the purchase of the shares of the Reference Fund or the assets that comprise the Underlyings.

•	NO DIVIDEND PAYMENTS OR VOTING RIGHTS — As a holder of the notes, you will not have voting rights or rights to receive cash dividends or other distributions or other rights with respect to the shares of the Reference Fund or the assets that comprise the Underlyings.

•	ANTI-DILUTION PROTECTION IS LIMITED — The calculation agent will make anti-dilution adjustments for certain events affecting the Reference Fund. However, an adjustment will not be required in response to all events that could affect the Reference Fund. If an event occurs that does not require the calculation agent to make an adjustment, or if an adjustment is made but such adjustment does not fully reflect the economics of such event, the value of the notes may be materially and adversely affected. See “Description of the Securities—Adjustments” in the relevant product supplement.

•	THE U.S. FEDERAL TAX CONSEQUENCES OF AN INVESTMENT IN THE NOTES ARE UNCLEAR — There is no direct legal authority regarding the proper U.S. federal tax treatment of the notes, and we do not plan to request a ruling from the Internal Revenue Service (the “IRS”). Consequently, significant aspects of the tax treatment of the notes are uncertain, and the IRS or a court might not agree with the treatment of the notes as described in “United States Federal Tax Considerations” below. If the IRS were successful in asserting an alternative treatment, the tax consequences of ownership and disposition of the notes, including the timing and character of income recognized by U.S. investors and the withholding tax consequences to non-U.S. investors, might be materially and adversely affected. Moreover, future legislation, Treasury regulations or IRS guidance could adversely affect the U.S. federal tax treatment of the notes, possibly retroactively.

Supplemental Use of Proceeds and Hedging

We intend to use the proceeds of this offering for our general corporate purposes, which may include the refinancing of existing debt outside Switzerland. Some or all of the proceeds we receive from the sale of the notes may be used in connection with hedging our obligations under the notes through one or more of our affiliates. Such hedging or trading activities on or prior to the Strike Date and during the term of the notes (including on any calculation date, as defined in any accompanying product supplement) could adversely affect the value of the Underlyings and, as a result, could decrease the amount you may receive on the notes at maturity. For additional information, see “Supplemental Use of Proceeds and Hedging” in any accompanying product supplement.

The Underlyings

The Russell 2000® Index

For additional information on the Russell 2000® Index, see “The Reference Indices—The FTSE Russell Indices—The Russell 2000® Index” in the accompanying underlying supplement.

The EURO STOXX 50® Index

For additional information on the EURO STOXX 50® Index, see “The Reference Indices—The STOXX Indices—The EURO STOXX 50® Index” in the accompanying underlying supplement.

The SPDR® S&P® Regional Banking ETF

We have derived all information contained herein regarding the SPDR® S&P® Regional Banking ETF from publicly available information. Such information reflects the policies of, and is subject to change by, SSgA Funds Management, Inc., which maintains and manages the SPDR® S&P® Regional Banking ETF and acts as investment advisor to the SPDR® S&P® Regional Banking ETF. We have not conducted any independent review or due diligence of any publicly available information with respect to the SPDR® S&P® Regional Banking ETF.

The SPDR® S&P® Regional Banking ETF is an exchange-traded fund that seeks to track the performance of the S&P Regional Banks Select Industry Index, which represents the regional banks segment of the S&P Total Market Index.

The SPDR® Series Trust is a registered investment company that consists of numerous separate investment portfolios, including the SPDR® S&P® Regional Banking ETF. Information filed by the SPDR® Series Trust with the SEC under the Securities Exchange Act and the Investment Company Act can be found by reference to its SEC file numbers: 333-57793 and 811-08839. Shares of the SPDR® S&P® Regional Banking ETF are listed on the NYSE Arca under ticker symbol “KRE.” Information from outside sources is not incorporated by reference in, and should not be considered part of, this pricing supplement or any accompanying product supplement, the prospectus supplement and the prospectus.

Historical Information

The following graphs set forth the historical performance of the Underlyings based on the closing level of each Underlying from January 2, 2013 through January 30, 2018. We obtained the historical information below from Bloomberg, without independent verification.

You should not take the historical levels of the Underlyings as an indication of future performance of the Underlyings or the notes. Any historical trend in the levels of the Underlyings during any period set forth below is not an indication that the levels of the Underlyings are more or less likely to increase or decrease at any time over the term of the notes.

For additional information on the Russell 2000® Index, the EURO STOXX 50 Index® and the SPDR® S&P® Regional Banking ETF, see “The Underlyings” herein.

The closing level of the Russell 2000® Index on January 30, 2018 was 1582.817.

The closing level of the EURO STOXX 50® Index on January 30, 2018 was 3606.75.

The closing level of the SPDR® S&P® Regional Banking ETF on January 30, 2018 was $62.31.

United States Federal Tax Considerations

This discussion supplements and, to the extent inconsistent therewith, supersedes the discussion in the accompanying product supplement under “Material United States Federal Income Tax Considerations.”

Due to the lack of any controlling legal authority, there is substantial uncertainty regarding the U.S. federal tax consequences of an investment in the notes. In the opinion of our counsel, Davis Polk & Wardwell LLP, it is reasonable under current law to treat the notes for U.S. federal income tax purposes as prepaid financial contracts with associated coupons that will be treated as gross income to you at the time received or accrued in accordance with your regular method of tax accounting. However, our counsel has advised us that it is unable to conclude affirmatively that this treatment is more likely than not to be upheld, and that alternative treatments are possible that could materially affect the timing and character of income or loss you recognize on the notes. Moreover, our counsel’s opinion is based on market conditions as of the date of this preliminary pricing supplement and is subject to confirmation on the Pricing Date.

Assuming this treatment of the notes is respected and subject to the discussion in “Material United States Federal Income Tax Considerations” in the accompanying product supplement, the following U.S. federal income tax consequences should result:

•	Any coupons paid on the notes should be taxable as ordinary income to you at the time received or accrued in accordance with your regular method of accounting for U.S. federal income tax purposes.

•	Upon a sale or other disposition (including retirement) of a note, you should recognize capital gain or loss equal to the difference between the amount realized and your tax basis in the note. For this purpose, the amount realized does not include any coupon paid on retirement and may not include sale proceeds attributable to an accrued coupon, which may be treated as a coupon payment. Such gain or loss should be long-term capital gain or loss if you held the note for more than one year.

We do not plan to request a ruling from the IRS regarding the treatment of the notes, and the IRS or a court might not agree with the treatment described herein. In particular, the notes might be determined to be contingent payment debt instruments, in which case the tax consequences of ownership and disposition of the notes, including the timing and character of income recognized, might be materially and adversely affected. Moreover, the U.S. Treasury Department and the IRS have requested comments on various issues regarding the U.S. federal income tax treatment of “prepaid forward contracts” and similar financial instruments and have indicated that such transactions may be the subject of future regulations or other guidance. In addition, members of Congress have proposed legislative changes to the tax treatment of derivative contracts. Any legislation, Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the notes, possibly with retroactive effect. You should consult your tax advisor regarding possible alternative tax treatments of the notes and potential changes in applicable law.

Non-U.S. Holders. The U.S. federal income tax treatment of the coupons is unclear. Except as provided below and in the accompanying product supplement under “Material United States Federal Income Tax Considerations—Securities Held Through Foreign Entities” and “Material United States Federal Income Tax Considerations—Non-U.S. Holders Generally—Substitute Dividend and Dividend Equivalent Payments,” we currently do not intend to treat coupons paid to a Non-U.S. Holder (as defined in the accompanying product supplement) of the notes as subject to U.S. federal withholding tax, provided that the Non-U.S. Holder complies with applicable certification requirements. However, it is possible that the IRS could assert that such payments are subject to U.S. withholding tax, or that we or another withholding agent may otherwise determine that withholding is required, in which case we or the other withholding agent may withhold at a rate of up to 30% on such payments.

Moreover, as discussed under “Material United States Federal Income Tax Considerations—Non-U.S. Holders Generally—Substitute Dividend and Dividend Equivalent Payments” in the accompanying product supplement, Section 871(m) of the Internal Revenue Code generally imposes a 30% withholding tax on “dividend equivalents” paid or deemed paid to Non-U.S. Holders with respect to certain financial instruments linked to U.S. equities or indices that include U.S. equities. Treasury regulations under Section 871(m), as modified by an IRS notice, exclude from their scope financial instruments issued in 2018 that do not have a “delta” of one with respect to any U.S. equity. Based on the terms of the notes and representations provided by us as of the date of this preliminary pricing supplement, our counsel is of the opinion that the notes should not be treated as transactions that have a “delta” of one within the meaning of the regulations with respect to any U.S. equity and, therefore, should not be subject to withholding tax under Section 871(m). However, the final determination regarding the treatment of the notes under Section 871(m) will be made as of the Pricing Date for the notes and it is possible that the notes will be subject to withholding tax under Section 871(m) based on circumstances on that date.

A determination that the notes are not subject to Section 871(m) is not binding on the IRS, and the IRS may disagree with this determination. Moreover, Section 871(m) is complex and its application may depend on your particular circumstances, including whether you enter into other transactions with respect to a U.S. equity to which the notes relate. You should consult your tax advisor regarding the potential application of Section 871(m) to the notes.

We will not be required to pay any additional amounts with respect to U.S. federal withholding taxes.

You should read the section entitled “Material United States Federal Income Tax Considerations” in the accompanying product supplement. The preceding discussion, when read in combination with that section, constitutes the full opinion of Davis Polk & Wardwell LLP regarding the material U.S. federal tax consequences of owning and disposing of the notes.

You should also consult your tax advisor regarding all aspects of the U.S. federal income and estate tax consequences of an investment in the notes and any tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction.

Supplemental Plan of Distribution

Under the terms of distributor accession confirmations with JPMS LLC and JPMorgan Chase Bank, N.A., each dated as of June 18, 2008, JPMS LLC and JPMorgan Chase Bank, N.A. will act as placement agents for the notes. The placement agents will receive a fee from Credit Suisse or one of our affiliates that will not exceed $15 per $1,000 principal amount of notes and will forgo some or all fees for sales to fiduciary accounts. For additional information, see “Underwriting (Conflicts of Interest)” in any accompanying product supplement.

We expect to deliver the notes against payment for the notes on the Settlement Date indicated herein, which may be a date that is greater than two business days following the Pricing Date. Under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in two business days, unless the parties to a trade expressly agree otherwise. Accordingly, if the Settlement Date is more than two business days after the Pricing Date, purchasers who wish to transact in the notes more than two business days prior to the Settlement Date will be required to specify alternative settlement arrangements to prevent a failed settlement.

Credit Suisse